

03021173

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Mortgage Investments, Inc.	**882253**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 30, 2003, Series 2003-AR1	**333-68542**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: May 30, 2003



IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SAMI-03AR1

SAMI-03AR1 Class A1 (A-1) 1M LIB FLTR {S&P:AAA Moody:Aaa } <P>

Orig Bal 230,624,800 Fac 1.00000 Coup 1.690 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 1-mo LIBOR + 0.3700 Cap 11.0000 @ 10.6300 Floor 0.3700 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 29-May-2003 Tranche: A1 (A-1)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	1.3200%	1.3200%	1.3200%	6M_LIB
	1.6460%	1.6460%	1.6460%	FVA
	2.2100%	2.2100%	2.2100%	COFI
	1.3500%	1.3500%	1.3500%	1YR_TRES
	1.4200%	1.4200%	1.4200%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	5.45	3.23	1.79	Avg. Life
	06/03	06/03	06/03	1st Prin
	02/30	02/30	02/30	Last Prin
99:16	1.82	1.89	2.02	Yield
99:20	1.79	1.85	1.95	Yield
99:24	1.77	1.81	1.87	Yield
99:28	1.74	1.77	1.80	Yield
100: 0	1.72	1.73	1.73	Yield
100: 4	1.69	1.69	1.66	Yield
100: 8	1.67	1.64	1.58	Yield
100:12	1.64	1.60	1.51	Yield
100:16	1.62	1.56	1.44	Yield

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

SAMI-03AR1

SAMI-03AR1 Class A2 (A-2) 6MO LIBOR ARM {S&P:AAA Moody:Aaa } <P>

Orig Bal 87,637,500 Fac 1.00000 Coup 3.301 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 6-mo LIBOR + 1.8440 Cap 10.6250 @ 8.7810 Floor 1.8440 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 29-May-2003 Tranche: A2 (A-2)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	1.3200%	1.3200%	1.3200%	6M_LIB
	1.6460%	1.6460%	1.6460%	FVA
	2.2100%	2.2100%	2.2100%	COFI
	1.3500%	1.3500%	1.3500%	1YR_TRES
	1.4200%	1.4200%	1.4200%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	5.35	3.18	1.78	Avg. Life
	06/03	06/03	06/03	1st Prin
	12/32	12/32	11/32	Last Prin
100: 8	3.11	3.06	2.97	Yield
100:12	3.08	3.02	2.90	Yield
100:16	3.06	2.98	2.82	Yield
100:20	3.03	2.93	2.75	Yield
100:24	3.00	2.89	2.68	Yield
100:28	2.97	2.85	2.60	Yield
101: 0	2.95	2.80	2.53	Yield
101: 4	2.92	2.76	2.46	Yield
101: 8	2.89	2.72	2.38	Yield

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

SAMI-03AR1

SAMI-03AR1 Class A3 (A-3) 1M LIB FLTR NA {S&P:AAA Fitch:AAA } <P>

Orig Bal 132,789,900 Fac 1.00000 Coup 1.740 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 1-mo LIBOR + 0.4200 Cap 11.0000 @ 10.5800 Floor 0.4200 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G03

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 29-May-2003 Tranche: A3 (A-3)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	1.3200%	1.3200%	1.3200%	6M_LIB
	1.6460%	1.6460%	1.6460%	FVA
	2.2100%	2.2100%	2.2100%	COFI
	1.3500%	1.3500%	1.3500%	1YR_TRES
	1.4200%	1.4200%	1.4200%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	4.99	3.03	1.73	Avg. Life
	06/03	06/03	06/03	1st Prin
	02/33	02/33	02/33	Last Prin
99:16	1.88	1.95	2.08	Yield
99:20	1.85	1.91	2.00	Yield
99:24	1.82	1.86	1.93	Yield
99:28	1.80	1.82	1.85	Yield
100: 0	1.77	1.78	1.78	Yield
100: 4	1.74	1.73	1.70	Yield
100: 8	1.72	1.69	1.63	Yield
100:12	1.69	1.65	1.55	Yield
100:16	1.66	1.60	1.48	Yield

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

SAMI-03AR1

SAMI-03AR1 Class A4 (A-4) MTA+175 {S&P:AAA Fitch:AAA } <P>

Orig Bal 36,541,400 Fac 1.00000 Coup 3.396 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

DIRECTED CASHFLOW FROM GROUP-G04

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 29-May-2003 Tranche: A4 (A-4)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	1.3200%	1.3200%	1.3200%	6M_LIB
	1.6460%	1.6460%	1.6460%	FVA
	2.2100%	2.2100%	2.2100%	COFI
	1.3500%	1.3500%	1.3500%	1YR_TRES
	1.4200%	1.4200%	1.4200%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	5.04	3.05	1.74	Avg. Life
	06/03	06/03	06/03	1st Prin
	02/33	02/33	02/33	Last Prin
99:16	3.50	3.54	3.63	Yield
99:20	3.47	3.50	3.55	Yield
99:24	3.44	3.45	3.47	Yield
99:28	3.41	3.40	3.39	Yield
100: 0	3.38	3.36	3.32	Yield
100: 4	3.35	3.31	3.24	Yield
100: 8	3.32	3.27	3.16	Yield
100:12	3.29	3.22	3.08	Yield
100:16	3.26	3.18	3.01	Yield

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

SAMI-03AR1

SAMI-03AR1 Class A5 (A-5) COFI+125 {S&P:AAA Fitch:AAA } <P>

Orig Bal 20,424,100 Fac 1.00000 Coup 3.710 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

DIRECTED CASHFLOW FROM GROUP-G05

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 29-May-2003 Tranche: A5 (A-5)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	1.3200%	1.3200%	1.3200%	6M_LIB
	1.6460%	1.6460%	1.6460%	FVA
	2.2100%	2.2100%	2.2100%	COFI
	1.3500%	1.3500%	1.3500%	1YR_TRES
	1.4200%	1.4200%	1.4200%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	5.12	3.08	1.75	Avg. Life
	06/03	06/03	06/03	1st Prin
	01/33	01/33	01/33	Last Prin
99:16	3.81	3.86	3.93	Yield
99:20	3.78	3.81	3.86	Yield
99:24	3.75	3.76	3.78	Yield
99:28	3.72	3.72	3.70	Yield
100: 0	3.70	3.67	3.62	Yield
100: 4	3.67	3.62	3.55	Yield
100: 8	3.64	3.58	3.47	Yield
100:12	3.61	3.53	3.39	Yield
100:16	3.58	3.49	3.32	Yield

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

SAMI-03AR1 Class B1 (B-1) AA SUB {Moody:Aa2 } <P>

Orig Bal 8,037,300 Fac 1.00000 Coup 2.320 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 1-mo LIBOR + 1.0000 Cap 11.0000 @ 10.0000 Floor 1.0000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 29-May-2003 Tranche: B1 (B-1)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	1.3200%	1.3200%	1.3200%	6M_LIB
	1.6460%	1.6460%	1.6460%	FVA
	2.2100%	2.2100%	2.2100%	COFI
	1.3500%	1.3500%	1.3500%	1YR_TRES
	1.4200%	1.4200%	1.4200%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	9.34	5.93	3.96	Avg. Life
	06/03	06/03	06/03	1st Prin
	02/33	02/33	02/33	Last Prin
98:24+	2.52	2.61	2.74	Yield
98:28+	2.50	2.59	2.70	Yield
99: 0+	2.49	2.56	2.67	Yield
99: 4+	2.47	2.54	2.63	Yield
99: 8+	2.46	2.52	2.60	Yield
99:12+	2.44	2.49	2.56	Yield
99:16+	2.43	2.47	2.53	Yield
99:20+	2.41	2.45	2.50	Yield
99:24+	2.39	2.42	2.46	Yield

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

SAMI-03AR1

SAMI-03AR1 Class M1 (M)   AAA MEZZ   {Moody:Aaa }   <P>

Orig Bal 17,737,400 Fac 1.00000 Coup 2.120 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 1-mo LIBOR + 0.8000 Cap 11.0000 @ 10.2000 Floor 0.8000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 29-May-2003 Tranche: M1 (M)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	1.3200%	1.3200%	1.3200%	6M_LIB
	1.6460%	1.6460%	1.6460%	FVA
	2.2100%	2.2100%	2.2100%	COFI
	1.3500%	1.3500%	1.3500%	1YR_TRES
	1.4200%	1.4200%	1.4200%	1Y_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	9.34	5.93	3.96	Avg. Life
	06/03	06/03	06/03	1st Prin
	02/33	02/33	02/33	Last Prin
99:16	2.22	2.26	2.32	Yield
99:20	2.20	2.24	2.29	Yield
99:24	2.19	2.22	2.25	Yield
99:28	2.17	2.19	2.22	Yield
100: 0	2.16	2.17	2.18	Yield
100: 4	2.14	2.15	2.15	Yield
100: 8	2.13	2.12	2.12	Yield
100:12	2.11	2.10	2.08	Yield
100:16	2.10	2.08	2.05	Yield

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.